Joshua R. Diggs Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0047 Tel (213) 486-9611 Fax capitalgroup.com

November 30, 2021

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Insurance Series (the “Registrant” or the “Series”)

File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the comments you provided on October 22, 2021 to the Registrant’s Post-Effective Amendment No. 98 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 98 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), which amendment reflected, among other things, certain revisions to the fund’s investment strategies and the addition of a management fee waiver. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be immediately effective on December 1, 2021 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual class of shares apply equally to each of the Registrant’s other classes of shares with similar disclosure.

Summary Prospectus

A.	International Growth and Income Fund

  In the section captioned “Fees and expenses of the fund,” please confirm supplementally if the fund pays any other fees, such as brokerage commission and other fees to financial intermediaries, and if so, please revise the disclosure accordingly.

Response: We have considered the Registrant’s disclosure in light of the Staff’s comment and we believe the Registrant’s current disclosure is sufficient. The disclosure notes that the fund “may pay other fees, such as insurance contract fees and expenses, which are not reflected in the tables and examples below.” Because the fund is not sold directly to the general public but instead is offered as an underlying investment option for variable insurance contracts, the fund and its related companies may make payments to the sponsoring insurance company (or its affiliates) for distribution and/or other services. We hereby confirm supplementally that the fund pays insurance contract fees and expenses, and we believe the Registrant’s current disclosure is sufficient.

  In the section captioned “Principal investment strategies,” please confirm supplementally if cash and cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers are included in the 90% minimum test for the fund’s assets, and if so, please revise the disclosure accordingly.

Response: We hereby confirm supplementally that cash and cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers are included in the 90% minimum test for the fund’s assets. We have updated the disclosure to address this comment as set forth below.

The fund currently intends to invest at least 90% of its assets in securities of issuers domiciled outside the United States ~~and~~ whose securities are listed primarily on exchanges outside the United States, ~~and in~~ cash, ~~and~~ cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers.

  In the section captioned “Principal investment strategies,” please confirm supplementally whether the fund has any investment criteria related to capitalization, and if so, please consider including appropriate risk disclosure.

Response: We hereby confirm supplementally that the fund does not have any investment criteria related to capitalization. As such, we respectfully decline to include risk disclosure regarding capitalization in the section captioned “Principal risks.”

  In the section captioned “Principal risks,” please describe the risks associated with Brexit and investing in China, if applicable.

Response: International Growth and Income Fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. As such, we disclose risks associated with investing outside of the United States, including in emerging markets. Accordingly, at this time, we respectfully decline to specifically disclose Brexit risks associated with investing in the United Kingdom and risks associated with investing in China. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure.

  In the section captioned “Principal risks,” please consider addressing risks related to market manipulation concerns and limited reliable access to capital in emerging markets. See ADI 2020-11.

Response: With respect to market manipulation concerns, we believe the Registrant’s current disclosure is sufficient. The disclosure notes that “emerging market countries tend to have less developed political, economic and legal systems and accounting and auditing practices and standards than those in developed countries” and “[a]ccordingly, the governments of these countries may be less stable and more likely to intervene in the market economy.” The disclosure also notes that the “[s]ecurities markets in these countries can also be relatively small and have substantially lower trading volumes” and “[a]s a result, securities issued in these countries may be more volatile and less liquid.” We believe the Registrant’s current disclosure is sufficient to inform investors of the risk that stock prices in emerging markets may be more susceptible to manipulation due to less developed systems, practices and standards and fewer circulating shares as compared to those in developed countries. With respect to limited reliable access to capital in emerging markets, we have updated the disclosure in the section captioned “Principal risks” as set forth below:

In addition, the economies of these countries may be dependent on relatively few industries, may have limited reliable access to capital and may be more susceptible to changes in local and global trade conditions and downturns in the world economy.

  Please confirm supplementally whether International Growth and Income Fund invests or intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy.  If International Growth and Income Fund invests in contingent convertible securities, please state supplementally the amount the fund currently invests in such securities.

Response: International Growth and Income Fund may invest in contingent convertible securities as a non-principal investment strategy; however, as of the date hereof, International Growth and Income Fund has no investments in contingent convertible securities. Nevertheless, the Registrant has included disclosure regarding contingent convertible securities and the risks thereof in its statement of additional information under “Description of certain securities, investment techniques and risks – Hybrid securities.”

  Please confirm supplementally whether International Growth and Income Fund invests or intends to invest in preferred stocks, contingent preferred stocks and convertible bonds as a principal investment strategy, and if so, please consider including appropriate risk disclosure.

Response: We have updated the disclosure to address this comment as set forth below.

Investing in growth-oriented stocks — Growth-oriented common stocks and other equity-type securities ~~(such as preferred stocks, convertible preferred stocks and convertible bonds)~~ may involve larger price swings and greater potential for loss than other types of investments. These risks may be even greater in the case of smaller capitalization stocks.

  In the section captioned “Management,” please revise the disclosure to clarify that the individual portfolio managers are jointly and primarily responsible for the portfolio management of the fund.

Response: We respectfully decline to revise the disclosure to clarify that the individual portfolio managers are jointly and primarily responsible for the portfolio management of the fund. We note that Item 5(b) of Form N-1A requires disclosure only of those persons “who are primarily responsible for the day-to-day management of the Fund’s portfolio (‘Portfolio Manager’)” [emphasis added]. In accordance with this requirement, the disclosure states which individual portfolio managers are primarily responsible for the portfolio management of the fund. Further, we do not view the disclosed portfolio managers as being “jointly responsible” for the portfolio management of the fund. As disclosed in the Registration Statement, under The Capital SystemSM, the Registrant’s investment adviser uses a system of multiple portfolio managers in managing mutual fund assets. Under this approach, the portfolio of a fund is divided into segments managed by individual managers, and portfolio managers are individually responsible for management of their respective segments.

Statutory Prospectus

  In the section captioned “Investment objectives, strategies and risks,” please confirm supplementally if cash and cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers are included in the 90% minimum test for the fund’s assets, and if so, please revise the disclosure accordingly.

Response: Please see our response to Comment No. 2 above.

  In the section captioned “Investment objectives, strategies and risks,” International Growth and Income Fund states that it “may also invest in securities of issuers domiciled outside the United States in the form of depositary receipts or other instruments by which the fund may obtain exposure to equity investments in local markets” [emphasis added].  Please disclose what these other instruments are.

Response: We hereby confirm supplementally that “or other instruments” refers to a broad range of asset types, including in particular, participation notes and market access warrants.  These instruments are not expected to be a principal investment strategy of the fund, but because the fund may hold them from time to time, the risks relating to participation notes, market access warrants and other similar instruments are disclosed in the Registrant’s statement of additional information.  We believe the current disclosure is consistent with the Staff’s guidance on layered disclosure and that no further change is required in response to this comment.

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes.

Response: We have considered the Registrant’s disclosure in light of the Staff’s comment and we believe the Registrant’s current disclosure is sufficient. In particular, the paragraph beginning “The fund may also hold cash or cash equivalents . . .” in the section captioned “Investment objectives, strategies and risks” includes the following sentences in response to Instruction 6 to Item 9(b) of Form N-1A, which requires that the prospectus disclose the effect of taking any temporary defensive position: “A larger percentage of such holdings could moderate the fund’s investment results in a period of rising market prices. Alternatively, a larger percentage of such holdings could reduce the magnitude of the fund’s loss in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.” We believe this disclosure is appropriately responsive to the requirements of Form N-1A, and, accordingly, we respectfully decline to supplement the disclosure as proposed.

  The prospectus indicates that the fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table.  Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.”  [Instr. 3(f) to Item 3.]

Response: We hereby confirm supplementally that, if AFFE exceed 0.01% of the average net assets of the fund, the fund will include a separate line item in the fee table for AFFE.  The fund's AFFE is not expected to exceed 0.01% of the average net assets of the fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

  The prospectus indicates that the fund may invest in the Central Funds. Please include additional disclosure regarding any risks related to expenses or results as a result of investments in other investment companies managed by the investment adviser or its affiliates.

Response: We have considered the Registrant’s disclosure in light of the Staff’s comment. Because it is not a principal investment strategy of the fund to invest in Central Funds, we respectfully decline to include additional disclosure in the Registrant’s summary prospectus regarding any risks related to expenses or results as a result of investments in other investment companies managed by the investment adviser or its affiliates. However, consistent with the Staff’s guidance on layered disclosure, we have updated the disclosure in the Registrant’s statement of additional information under “Affiliated investment companies” to include the additional disclosure regarding any risks related to expenses as set forth below.

Affiliated investment companies — Certain funds may purchase shares of another investment company managed by the investment adviser or its affiliates. The risks of owning another investment company are similar to the risks of investing directly in the securities in which that investment company invests. When investing in another investment company, the fund bears its proportionate share of the expenses of any investment company in which it invests but does not bear additional management fees through its investment in such investment company. Investments in other investment companies could allow a fund to obtain the benefits of a more diversified portfolio than might otherwise be available through direct investments in a particular asset class, and will subject the fund to the risks associated with the particular asset class or asset classes in which an underlying fund invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the fund’s performance. Any investment in another investment company will be consistent with the fund’s objective(s) and applicable regulatory limitations.

With respect to any risks related to results, the current disclosure states that “[t]he risks of owning another investment company are similar to the risks of investing directly in the securities in which that investment company invests” and “an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the fund’s performance.” We believe the current disclosure is consistent with the Staff’s guidance on layered disclosure and that no further change is required in response to this comment.

  To the extent applicable, please include portfolio securities lending in the section captioned “Principal investment strategies” of the fund’s summary prospectus.

Response: Lending portfolio securities is not a principal investment strategy of the fund and, accordingly, we respectfully decline to supplement the disclosure as proposed.

  The fund includes a risk factor titled “Exposure to country, region, industry or sector.” Please confirm supplementally that the fund does not currently anticipate significant exposure to any specific country, region, industry or sector or, alternatively, add appropriate disclosure to the investment strategy and risk discussion in the prospectus.

Response: The fund is actively managed and relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular country, region, industry or sector in any amount. However, because the investment portfolio of the fund is actively managed and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure.

  Please confirm supplementally whether the reference to Ultra-Short Bond Fund is correct and revise disclosure as necessary.

Response: We note that the Registration Statement applies to and covers all funds in the American Funds Insurance Series. We hereby confirm supplementally that the reference to Ultra-Short Bond Fund here, and references to other funds in the Series elsewhere in the Registration Statement, are appropriate.

  The results information provided in the investment results bar chart and the “Average annual total returns” table for International Growth and Income Fund in response to Item 4(b)(2) of Form N-1A is hypothetical data based on the actual results of the fund’s existing Class 1 shares adjusted for the differing fees and expenses of the fund’s new Class 1A shares.  Please confirm supplementally that, consistent with the position of the Staff in Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (Feb. 28, 1997), such adjusted results for the fund will be no greater than the actual results of the existing Class 1 shares of such fund.

Response: The expense structure of the Registrant’s existing Class 1 shares is lower than the anticipated level of the expense structure for the Registrant’s new Class 1A shares.  Because the hypothetical results disclosed for the fund’s new Class 1A shares account for (and are reduced by) the .25% annual insurance administrative services expense that applies only to Class 1A shares, we confirm that — consistent with the Staff’s position in the Quest for Value no-action letter — the hypothetical results disclosed for the new Class 1A shares of the fund are no greater than (and, to the contrary, are less than) the actual results of the existing Class 1 shares of such fund.

Statement of Additional Information

  In the section captioned “Certain investment limitations and guidelines,” please confirm supplementally if cash and cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers are included in the 90% minimum test for the fund’s assets, and if so, please revise the disclosure accordingly.

Response: Please see our response to Comment No. 2 above.

  The fund states that “[i]n determining the domicile of an issuer, the fund’s investment adviser will consider the domicile determination of a leading provider of global indexes, such as Morgan Stanley Capital International, and may also take into account such factors as where the issuer’s securities are listed and where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations and/or generates revenues.”  This disclosure leaves the domicile determination entirely to the discretion of adviser.  Please revise so that investors are given a clear set of criteria on how a company’s domicile is determined.

Response: While the investment adviser exercises appropriate judgment in determining an issuer’s domicile, the disclosure makes clear the various factors that are considered by the adviser in making such determination. No single factor is determinative and some or all of the factors listed may potentially factor into the adviser’s determination.  We believe the current disclosure is sufficiently clear as to how a company’s domicile is determined, and do not believe any additional disclosure is required to address this comment at this time.

Signature Page

  In the signature page to the Registration Statement, it states that “the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under to Rule 485(b) under the Securities Act of 1933.” Please note for future reference that this certification is only applicable for 485(b) filings.

Response: We will update the disclosure to address this comment in future filings.

Exhibit Index

  Under Item 28(c) Instruments Defining Rights of Security Holders the fund discloses “None.” Please indicate the relevant portion(s) of the fund’s declaration of trust and/or by-laws that define the rights of shareholders.

Response: In response to this comment, we have revised Item 28(c) of Part C to include a reference to the exhibits filed for Item 28(a) and 28(b).

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0047.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel